AB 12/17

[redacted]

SE 13026309 MISSION

SEC Mail Processing Section DEC 2 - 2013 Washington DC 404

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue, 31st Floor
(No. and Street)

New York (City) NY (State) 10172 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Markus Schmalhofer 212-801-9864
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/18/13

OATH OR AFFIRMATION

I, Markus K. Schmalhofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANZ Securities, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

JOYCE YEE
Notary Public, State of New York
No. 31-4942014
Qualified in New York County
Commission Expires 09/12/2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ANZ SECURITIES, INC.

(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. as of September 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

November 26, 2013

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2013

Assets

Cash and cash equivalents (note 3)	$	41,401,072
Fails to deliver (note 5)		11,939,311
Receivable from brokers, dealers and clearing organizations		138,278
Receivable from the Ultimate Parent (notes 2c, 5 and 6)		5,610,356
Private placement and underwriting fees receivable		2,800,374
Deferred tax asset (note 7)		649,048
Current taxes receivable (note 7)		704,700
Total assets	$	63,243,139

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses (note 5)	$	2,216,503
Fails to receive (note 5)		11,939,311
Total liabilities		14,155,814
Commitments and contingent liabilities (note 6)		—
Subordinated borrowings with Parent (notes 4 and 5)		20,000,000
Stockholder's equity:		
Common stock, no par value. Authorized, issued, and outstanding, 200 shares		548,487
Retained earnings		28,538,838
Total stockholder's equity		29,087,325
Total liabilities and stockholder's equity	$	63,243,139

See accompanying notes to financial statements.

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). The Ultimate Parent performs certain execution, clearing, and settlement services for the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared under U.S. generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Current market conditions increase the risks and complexities in the judgment of these estimates. Actual results could differ from those estimates and assumptions.

(c) Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented from the Ultimate Parent's New York branch.

(d) Cash and Cash Equivalents

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

(Continued)

(e) *Income Taxes*

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2013 is as follows:

JPMorgan Chase Money Market Account	$	41,129,717
JPMorgan Chase Payroll Account		166,083
ANZ Banking Group Limited, New York Branch – Operating Account		105,272
Total cash and cash equivalents	$	41,401,072

(4) Subordinated Borrowings

The Company has a Revolving Credit Facility (RCF) provided by the Parent in the amount of $150 million, of which $20 million was utilized by the Company as of September 30, 2013.

The Parent irrevocably agrees that the obligations of the Company, with respect to the payment of principal and interest, shall be and are subordinate to all claims of all other present and future creditors, as defined, of the Company.

The RCF agreement obligates the Company to repay the Parent the aggregate unpaid principal amount of all advances under the RCF on or before November 10, 2014, with interest at the rate of the twelve-month London Interbank Offered Rate (LIBOR) plus 250 basis points per annum until maturity. The twelve-month LIBOR used as the basis for the September 30, 2013 interest accrual was 0.8590%.

Under the agreement, the Company may utilize the $150 million RCF by borrowing and/or prepaying outstanding advances prior to the maturity date, in whole or in part, and reborrowing, in aggregate amounts of $10 million or integral multiples thereof. The Company shall give notice and written confirmation to FINRA of advances made under the RCF.

(Continued)

At the option of the Company, but not at the option of the Parent, payment of all or any portion of the principal amount, prior to the maturity date may be made by the Company only upon prior written approval of FINRA.

The Company received approval from FINRA that the current RCF meets FINRA's subordination requirements. It is included in net capital in the computation of net capital under SEC Rule 15c3-1.

(5) Related Party Transactions

The following is a summary of amounts reflected in the statement of financial condition that are a result of transactions with affiliated companies as of September 30, 2013:

Statement of financial condition, asset/(liability):		
ANZ Banking Group Limited, New York Branch – Operating Account	$	105,272
Receivable from the Ultimate Parent		5,610,356
Fails to deliver with the Ultimate Parent		451,335
Accounts payable and accrued expenses		(884,399)
Fails to receive with the Ultimate Parent		(11,487,976)
Subordinated borrowings		(20,000,000)

(6) Commitments and Contingent Liabilities

The Company is party to lawsuits relating to certain underwriting activities. The Company has been granted indemnity by the Parent through a captive insurance company for all related potential losses subject to an insurance deductible which is the responsibility of the Company.

At September 30, 2013, the Company carries a Receivable from the Ultimate Parent of $5,096,168 reflecting the agreed insurance coverage of a class action settlement contribution, net of a deductible of AUD 1 million. In addition, the Company utilized $0.7 million of its existing contingency reserve in the current fiscal year to settle an individual action. The remaining contingency reserve of $0.6 million is held to cover the estimated litigation with pending individual actions.

(7) Income Taxes

As of September 30, 2013, the Company recognized a current deferred tax asset of $237,053 related to the provision raised for estimated litigation exposure associated with individual actions (see note 6) and $271,937 related to interest expense, and $140,058 related to employee compensation. Management has determined that the realization of the recognized deferred tax assets are more likely than not, based on taxable temporary differences and anticipated future taxable income.

New York State and New York City are principally where the Company is subject to state and local income taxes, respectively. The Company's New York State tax returns, and New York City tax returns for fiscal years ended September 30, 2010, 2011 and 2012, and Federal tax returns for years ended September 30, 2011 and 2012, are open to examinations. The Company is currently under audit examination for tax year ended September 30, 2010 by the New York City Department of Taxation and Finance.

(Continued)

(8) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2013, the Company had net capital of $39,322,847, which is in excess of its required net capital of $250,000 by $39,072,847, which is in compliance with the required net capital in accordance with SEC Rule 15c3-1.

(9) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was November 26, 2013. None were identified for inclusion in this report.